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                                                                      EXHIBIT 5


RISER FOODS LOGO
5300 Richmond road
Bedford Heights, Ohio 44146
(216) 292-7200
(216) 591-2640 Fax


                                                                    May 20, 1997

Dear Stockholder:

     On May 14, 1997, Riser Foods, Inc., a Delaware corporation (the "Company"), announced that it had entered into an Agreement and Plan of Merger ("Agreement") with Giant Eagle, Inc., a Pennsylvania corporation ("Giant Eagle"), and Talon Acquisition Company, a Delaware corporation and wholly-owned subsidiary of Giant Eagle ("Purchaser"), pursuant to which Purchaser agreed to offer to purchase all of the issued and outstanding shares of the Company's Class A Common Stock at a price of $42.00 net per share payable in cash through a tender offer to the stockholders of the Company (the "Offer"). The Agreement provides for a subsequent merger pursuant to which Purchaser will pay the same price per share paid pursuant to the Offer for any remaining issued and outstanding shares of the Company's Class A Common Stock and Class B Common Stock (the "Merger").

     Based in part on the opinions of Houlihan Lokey Howard & Zukin Capital, the Company's financial advisor, and of McDonald & Company Securities, Inc., the financial advisor to the Outside Directors of the Company, that the consideration to be paid to stockholders of the Company in the Agreement is fair to the stockholders from a financial point of view, your Board of Directors has unanimously approved the Offer and the Agreement and determined that the Offer and the Agreement are in the best interests of stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision to recommend the Offer, the Board of Directors gave careful consideration to a number of factors, which are described in the
Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. I urge you to read the Schedule 14D-9 carefully.

     The Company is not soliciting a vote of the stockholders with respect to the Merger at this time. If necessary, a Proxy Statement will be mailed later to stockholders of the Company in connection with a special meeting of stockholders to be called to vote upon the Merger.

                                             Sincerely,

                                             /s/ Anthony C. Rego
                                             ----------------------------
                                             ANTHONY C. REGO
                                             Chairman and Chief Executive
                                             Officer

    Rini-Rego Supermarkets, American Seaway Foods, Inc., Eagle Ice Cream Co.